UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

[ X	]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED JUNE 30, 2023, OR
[	]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to__________.

Commission file number 001-00434

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:  Group Profit Sharing, Incentive and Employer Contribution Plan (France), c/o Groupe Procter & Gamble en France, Service Relations Exterieures, 96 avenue Charles de Gaulle, 92200 Neuilly sur Seine.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202

REQUIRED INFORMATION

Item 1.	Audited statements of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

Item 2.	Audited statements of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

Procter & Gamble Holding France S.A.S. Group Profit
Sharing, Incentive and Employer Contribution Plan (FRANCE)

Statements of Net Assets Available for Plan Benefits as of June 30, 2023 and 2022, Statements
of Changes in Net Assets Available for Plan Benefits for the Years Ended June 30, 2023, 2022,
and 2021 and  Report of Independent Registered Public Accounting Firm

PROCTER & GAMBLE HOLDING FRANCE S.A.S.
GROUP PROFIT SHARING, INCENTIVE AND EMPLOYER CONTRIBUTION PLAN (FRANCE)

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Plan Benefits as of June 30, 2023 and 2022	4

Statement of Changes in Net Assets Available for Plan Benefits for the Years Ended June 30, 2023, 2022 and 2021	5

Notes to Financial Statements	6-11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of the Procter & Gamble Holding France SAS Group Profit Sharing, Incentive and Employer Contribution Plan (France)
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Procter & Gamble Holding France SAS Group Profit Sharing, Incentive and Employer Contribution Plan (France) (The “Plan”) as of June 30, 2023, and 2022, the related statements of changes in net assets available for benefits for the years ended June 30, 2023, 2022, and 2021 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2023, and 2022, and the changes in net assets available for benefits for the years ended June 30, 2023, 2022 and 2021 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s administrators. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/Deloitte & Associés

Paris-La-Défense, France
September 22, 2023
We have served as the auditor of the plan since 2003

PROCTER & GAMBLE HOLDING FRANCE SAS
GROUP PROFIT SHARING, INCENTIVE AND EMPLOYER CONTRIBUTION PLAN (FRANCE)

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS JUNE 30, 2023, AND 2022

(All numbers in Euros)	2023	2022

ASSETS:
Participant-directed investments	66,923,059	65,402,530
Non-participant-directed investments	140,691,705	138,319,301

Total investments	207,614,763	203,721,831

Receivables:
Participant contribution	1,849,798	1,867,724
Employer contribution	4,119,353	4,066,101

Total receivables	5,969,151	5,933,825

NET ASSETS AVAILABLE FOR PLAN BENEFITS	213,583,915	209,655,656

PROCTER & GAMBLE HOLDING FRANCE SAS
GROUP PROFIT SHARING, INCENTIVE AND EMPLOYER CONTRIBUTION PLAN (FRANCE)

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS FOR THE YEARS ENDING JUNE 30, 2023, 2022 AND 2021

(All numbers in Euros)	2023	2022	2021

ADDITIONS:
Contributions:
Participant contributions	5,393,765	5,501,093	5,278,466
Employer contributions	8,455,057	8,435,055	8,010,240
Total contributions	13,848,823	13,936,148	13,288,706

Investment (loss) income:
Increase (decrease) in unrealized appreciation in “The Procter & Gamble Company" common stock	(4,251,157)	16,594,738	1,164,743
Increase (decrease) in unrealized appreciation in other investments	2,355,285	(10,800,048)	11,167,609
Realized gain (loss) on sales of The Procter & Gamble Company common stock	5,956,596	7,873,658	6,357,050
Realized gain (loss) on sale of other investments	779,411	1,852,782	1,461,779
Dividends from The Procter & Gamble Company common stock	2,461,212	2,236,041	1,944,212
Other income (expense)	24,374	15,823	(22,174)

Net investment (loss) income	7,325,721	17,772,993	22,073,218

Total additions	21,174,544	31,709,140	35,361,924

DEDUCTION—Benefits paid to participants	17,246,286	19,694,918	17,728,387

NET INCREASE (DECREASE)	3,928,258	12,014,223	17,633,537

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	209,655,656	197,641,434	180,007,896
End of year	213,583,914	209,655,656	197,641,434

PROCTER & GAMBLE HOLDING FRANCE SAS
GROUP PROFIT SHARING, INCENTIVE AND EMPLOYER CONTRIBUTION PLAN (FRANCE)

NOTES TO FINANCIAL STATEMENTS AS OF JUNE 30, 2023, AND FOR THE YEARS ENDING JUNE 30, 2022, AND 2021

1.	DESCRIPTION OF THE PLAN
The following brief description of Procter & Gamble Holding France S.A.S. Group Profit Sharing, Incentive and Employer Contribution Plan (the “Plan”) is provided for general information only. Participants should refer to the Plan Document and their country’s Plan supplement for more complete information.

General — The Plan is an employee savings plan established on December 17, 1990 by agreement between Procter & Gamble S.A. (Procter & Gamble S.A. changed its name to Procter & Gamble Services France and then to Procter & Gamble Services Neuilly before its current name Procter & Gamble Holding France S.A.S.) together with its directly wholly-owned subsidiaries (with the exception of P&G Health France that is not part of this agreement yet), and those subsidiaries’ respective Work councils, in order to provide a means for eligible employees to save and invest their income, group profit sharing, and incentive remuneration. The most recent Plan agreement took effect on January 1, 2015, and was signed by Procter & Gamble Holding France S.A.S., Procter & Gamble France S.A.S., Procter & Gamble Pharmaceuticals France S.A.S., Procter & Gamble Amiens S.A.S., Procter & Gamble Blois S.A.S (together, “P&G France”) and their related Work councils.  An amendment to the Plan to increase the Employer’s matching contribution was implemented as of FY 18/19, signed by the same parties. On July 1st, 2021, Procter & Gamble Pharmaceuticals France has been legally merged with P&G Health France SAS with a retroactive effect on July 1st, 2020, from a Tax and Local statutory accounting standpoint. As a result, Procter & Gamble Pharmaceuticals France has left the Plan agreement as of July 1st, 2020.

In addition to the Plan, a collective Pension Savings plan (“PERCO”) was established for Procter & Gamble Holding France S.A.S and the following subsidiaries: Procter & Gamble France S.A.S., Procter & Gamble Pharmaceuticals France S.A.S, Procter & Gamble Blois S.A.S, and Procter & Gamble Seine S.A.S (which was merged with Procter & Gamble Holding France in February 2018). Procter & Gamble Pharmaceuticals has left the PERCO plan in July 2020 as a result of the merger with P&G Health France SAS. The PERCO is in place since January 1st, 2013, for the aforementioned entities and was established in June 2016 for Procter & Gamble Amiens S.A.S.

Procter & Gamble Holding France S.A.S. is indirectly a wholly owned subsidiary of The Procter & Gamble Company (the “Parent”). The Plan and the PERCO are subject to the laws and regulations of France. The assets of the Plan and of the PERCO are invested in five “Fonds Commun de Placement d’Entreprise” (“FCPE”) which are registered investment funds reserved to employees of “P&G France” subject to the laws and regulations of France. The plan’s financial statements are a combination of the 5 FCPE.

Administration — Administration of the Plan and of the PERCO are executed by Procter & Gamble Holding France S.A.S. with the support of Natixis Investments Managers International (previously Natixis Asset Management), the fund manager. The five FCPE are under the supervision of the Conseils de Surveillance (“Monitoring Committees”) which are composed of both employee and employer representatives of “P&G France”.

Participants Accounts and Investments Options — An account is maintained for each employee and reflects employee and employer contributions as well as employee withdrawals. There is no provision for the allocation of income since the FCPE’s do not pay dividends. Participants are permitted to invest into any of the five FCPE’s; however, employees contributions generating a P&G matching contribution can only be invested in FCPE Groupe Procter & Gamble (Option D). Amounts may be transferred from one FCPE to another FCPE for both blocked and available funds with the exception of FCPE Groupe Procter & Gamble (Option D) out of which only unblocked funds may be transferred.

Participants may allocate their account balances to one or all of the following investment options offered by the Plan:

•
FCPE Groupe Procter & Gamble Actions (Option A) – The prospectus indicates that this fund is primarily invested in securities or in mutual funds which invest with a minimum of 60% in international securities and with a maximum of 40% in international interest rate products.

•
FCPE Groupe Procter & Gamble Obligations (Option B) – The prospectus indicates that this fund is primarily invested in Eurozone monetary products or in mutual funds which invest primarily in Eurozone monetary products.

•
FCPE Groupe Procter & Gamble 5000 (Option C) – The prospectus indicates that this fund is primarily invested in securities or in mutual funds invested at least at 90% in securities (Europe, United States, Asia and emerging countries) and with a maximum of 10% invested in Eurozone monetary products.

•
FCPE Groupe Procter & Gamble (Option D) – The prospectus indicates that this fund is invested at least at 90% in The Procter & Gamble Company common stock and with a maximum of 10% invested in US/Euro zone monetary products.

•
FCPE Groupe Procter & Gamble (Option F) – The prospectus indicates that this fund is invested at 80% in international bonds or in mutual funds which invest in international bonds, at 20% in “socially responsible investment” Euro bonds or in mutual funds which invest in “socially responsible” Euro bonds.

For the PERCO, investments in Option D are not possible. The other Options are accessible at the discretion of the employee.

Contribution and Vesting — Employees are eligible to the Plan three months after their start date with “P&G France”. Contributions are made by Plan participants as well as by “P&G France” as follows:

Employees’ Contributions:

- Voluntary, periodic contributions – These are usually contributed on a monthly basis. They are eligible for matching contributions from P&G France. These contributions are automatically invested in Option D.

- Voluntary, complementary contributions – Employees may make complementary contributions whenever they wish although these amounts receive no matching contributions. These contributions are invested at the discretion of the employee in one of the five FCPE’s.

Employers’ Contributions:

- Employer matching contributions – P&G France makes a matching contribution between 50 and 100 percent, based on employees’ voluntary periodic contributions, with a maximum threshold of € 157.50. These matching contributions are automatically invested in Option D.

- Profit Sharing – P&G France calculates and distributes profit sharing contributions according to French law (“Participation”) as well as a supplementary profit-sharing agreement (“Interessement”). These amounts are invested at the discretion of the employee in one of the five FCPE’s. If no investment direction is given by the employee, amounts are automatically invested either as per the last investment choice or, by default, in Option B (with a 50/50 split between PEE and PERCO for “Participation”, and 100% to PEE for “Interessement”.

All contributions are immediately 100 percent vested.

Contributions to the PERCO can be made by the employees through i) voluntary periodic contributions, ii) investment of the profit-sharing contribution and iii) investment of remaining vacation days (up to 10 per fiscal year) for which “P&G France” will contribute under certain age conditions.

Withdrawals — All contributions to the Plan are “blocked” for a period of five years beginning on October 1st of the calendar year in which the contribution was made. After this period, amounts are available for withdrawal without restriction. Under certain circumstances, as defined by law, a participant may withdraw “blocked” contributions. All amounts become immediately available for withdrawal upon the termination of employment.

Plan Termination – The Plan agreement was renewed by written agreement between “P&G France” and their related Work councils in December 2014 with effective date January 1st, 2015, for an indefinite period.
In the event of Plan termination, the FCPE’s will either remain active or will be merged with other FCPE’s. Thus, Plan participants will have the option to withdraw “unblocked” amounts or to remain invested. Future employee and employer contributions to the Plan would then be suspended.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Employer and participant’s contributions reflect the estimated total investments in the Plan, based on prior year behavior.
Risks and Uncertainties — The Plan utilizes various investment instruments as described in Note 1. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Plan Investments – The Plan’s investments are presented at fair-value based upon the net asset value of the units of each FCPE held by the Plan at year end. The net asset values of the FCPE’s are determined by the fund manager, Natixis Asset Management, based upon the fair value of the FCPE’s underlying investments, less any liabilities.
Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. The cost of investments sold is determined using average cost.
Fair value measurements – ASC 820, Fair Value Measurements and Disclosures, established a single authoritative definition of fair value, set as a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2 which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth by level within the hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis on June 30, 2023.

	2023			2022
Asset Group	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Procter & Gamble Company common stock	140,691,705			138,319,301
Other investments	66,923,059			65,402,530
TOTAL	207,614,763			203,721,831

Expenses of the Plan – Investment management, record keeping expenses, and other administrative expenses are paid by P&G Holding France S.A.S. Brokerage commissions are paid by the participants, and other costs related to the purchase or sale of shares are reflected in the price of the shares and borne by the participants.
Contributions Receivable – Contributions that are pending transfer to the Fund manager as of June 30, 2023, and 2022 are recorded as contributions receivable to the Plan in the accompanying financial statements.
Payment of Benefits – Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not been yet paid on June 30, 2023, and 2022.

3.	INVESTMENTS
Investments held by the Plan on June 30th, 2023 and 2022 were as follows:

	2023		2022
(All numbers in Euros)	Number	Market	Number	Market
	of Shares	Value in €uros	of Shares	Value in €uros
Investments of each FCPE

• Groupe Procter & Gamble Actions (Option A)*	197,807	25,523,269	202,948	24,969,484
• Groupe Procter & Gamble Obligations (Option B)*	543,176	15,213,163	541,895	14,924,011
• Groupe Procter & Gamble 5000 (Option C)*	618,589	21,722,705	641,618	20,692,574
• Groupe Procter & Gamble (Option D)*	348,803	140,691,705	352,842	138,319,301
• Groupe Procter & Gamble Obligations (Option F)*	3,092,925	4,463,922	3,225,029	4,816,462

Total investments		207,614,763		203,721,831

*Represents investments which exceed five percent of net assets available for benefits

The Plan’s investments experienced unrealized (depreciation) appreciation in value as follows for the years ended June 30, 2023, 2022 and 2021:

(All numbers in Euros)	2023	2022	2021

The Procter & Gamble Company Common stock (FCPE Option D)
Cost	64,459,308	57,835,747	53,065,962
Market value	140,691,705	138,319,301	116,954,778
Unrealized appreciation (depreciation)	76,232,396	80,483,553	63,888,816

(Decrease) increase in unrealized appreciation	(4,251,157)	16,594,738	1,164,743

Other investments (FCPE Option A, B, C, F)
Cost	57,801,655	58,636,412	57,538,590
Market value	66,923,059	65,402,530	75,104,758
Unrealized appreciation (depreciation)	9,121,404	6,766,119	17,566,167

Increase (decrease) in unrealized appreciation	2,355,285	(10,800,048)	11,167,609

The realized gain (loss) on the sales of the Plan’s investments for the years ended June 30, 2023, 2022, and 2021 was determined as follows:

(All numbers in Euros)	2023	2022	2021

The Procter & Gamble Company Common stock
Proceeds on sales of shares	13,207,083	15,671,667	12,981,432
Cost	7,250,487	7,798,009	6,624,381
Realized (loss) gain	5,956,596	7,873,658	6,357,050

Other investments
Proceeds on sales of shares	15,798,977	15,026,384	15,980,506
Cost	15,019,566	13,173,602	14,518,727
Realized (loss) gain	779,411	1,852,782	1,461,779

4.	NON-PARTICIPANT - DIRECTED INVESTMENTS
FCPE Option D is considered to be non-participant directed under the guidance of SOP 99-3 because participants are required to maintain contributed funds in the Parent’s stock.
Information about the net assets and the significant components of the changes in net assets relating to the non- participant directed investments as of June 30, 2023, 2022 and 2021 is as follows:

(All numbers in Euros)	2023	2022	2021

Net assets:
P&G Company Stock (FCPE Option D) - beginning of year	138,319,301	116,954,778	109,384,880

Changes in net assets:
Net appreciation (depreciation) in fair value of investments	4,164,204	26,701,056	9,462,736
Participant contributions	4,640,541	4,588,422	4,331,884
Employer contributions	5,945,539	4,518,875	4,385,583
Benefits paid to participants	(12,377,880)	(14,443,830)	(10,610,305)
Net change	2,372,404	21,364,523	7,569,898

P&G Company Stock (FCPE Option D)—end of year	140,691,705	138,319,301	116,954,778

5.	PLAN PARTICIPANTS
As of June 30, 2023, the Plan had 2,212 participants investing in the Plan (vs 2,224 as of June 2022) whereas 811 employees (757 as of June 30, 2022) chose to collect their year group profit sharing rather than invest in the plan.

6.	TAX STATUS
The Plan and the underlying FCPE’s are subject to the tax laws of France. The Plan and the underlying FCPE’s are tax-exempt according to French tax law. Thus, no provision for income taxes has been reflected in the accompanying financial statements.
7.	RELATED PARTY TRANSACTIONS
On June 30th, 2023, and 2022, the plan held 1,011,240 and 1,005,450 shares respectively, of common stock of the Procter & Gamble Company, the sponsoring employer with a cost basis of € 64 459 308 and € 57 835 747 respectively and a fair value of € 140 691 705 and € 138 319 301 respectively.
During the years ended June 30, 2023, 2022 and 2021, the Plan recorded dividend income from common stock of the Procter & Gamble Company of € 2 461 212, 2 236 041 and € 1 944 212 respectively.
During the years ended June 30, 2023, 2022 and 2021, the Plan’s investment in common stock of The Procter & Gamble Company, including gains and losses on investments bought and sold as well as held during the year (depreciated) appreciated in value by € 1 705 439, € 24 468 395, and € 7 521 793 respectively.

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized on September 22, 2023.

PROCTER & GAMBLE HOLDING FRANCE S.A.S.GROUP PROFIT SHARING, INCENTIVE AND EMPLOYER CONTRIBUTION PLAN (FRANCE)

By:/s/ Beatrice Dupuy
       Beatrice Dupuy
                               President
                               Procter & Gamble Holding France S.A.S. Group Profit Sharing,
                               Incentive and Employer Contribution Plan (France)

EXHIBIT INDEX

Exhibit No.

      23                                   Consent of Deloitte & Associés